Exhibit 99.2 - Footnote 2 to Tables I and II of Form 4 Filed by Glenn W. Sturm on October 1, 2004

On April 29, 2004, the reporting person settled his obligation to deliver shares of Common Stock or an equivalent amount of cash (if elected by him) pursuant to a variable prepaid forward agreement (the "Second Contract") entered into on April 24, 2001 with the Buyer.

The Second Contract obligated the reporting person to deliver to the Buyer a minimum of 6,250 shares of Common Stock and up to a maximum of 7,500 shares of Common Stock (or an equivalent amount of cash) on the maturity date of the Second Contract, April 19, 2004
(the "Second Maturity Date").  In exchange for assuming this obligation, the reporting person received a cash payment of $168,979.05 as of the date of entering into the Second Contract.  The reporting person pledged 7,500 shares of Common Stock to secure his obligations under the Second Contract, and retained voting and dividend rights in the pledged shares during the period of the pledge.

The Second Contract provided that the number of shares (or equivalent amount of cash) deliverable by the reporting person on the Second
Maturity Date would be determined as follows, on the basis of share prices of the Common Stock that were subject to adjustment for dividends received by the reporting person and other events specified in the Second Contract (the Company paid no dividends during the period of the Second Contract, and no price adjustments were made):

- If the Second Maturity Price (i.e., the average closing prices per share of the Common Stock on each of the 30 trading days prior to and including the Second Maturity Date) were less than or equal to $25.5159 (i.e., the "Second Floor Price"), the reporting person would deliver to the Buyer 7,500 shares of Common Stock;

- If the price per share of Common Stock on the Second Maturity Date were between the Second Floor Price and $30.6191 (the
"Second Cap Price"), the reporting person would deliver to the Buyer a number of shares determined by multiplying 7,500 by the
Second Floor Price, and dividing the resulting number by the Second Maturity Price;

- If the price per share of Common Stock on the Second Maturity Date were greater than the Second Cap Price, the reporting person would deliver to the Buyer a number of shares determined by reference to a formula specified in the Second Contract that would result in the reporting person being allowed to retain (from the 7,500 shares potentially deliverable) shares having a value equal to
$38,274 (i.e., the increase in value of 7,500 shares of Common Stock from $25.5159 to 30.6191 per share), meaning the reporting person would be obligated to deliver between 6,250 and 7,500 shares of Common Stock.

The Second Maturity Price of the Common Stock was $14.19.  Accordingly, on April 29, 2004, the Buyer retained in settlement of the
Second Contract the 7,500 shares of Common Stock previously pledged by the reporting person.